November 28, 2011

Erik G. Barrios, Esq.
Cohen & Steers Capital Management, Inc.
280 Park Avenue
New York, New York 10017

Re: Cohen & Steers Real Assets Fund, Inc.
        SEC File Numbers: 333-177564; 811-22621

Dear Mr. Barrios:

        We have reviewed the registration statement on Form N-1A filed on October 28, 2011 on behalf of Cohen & Steers Real Assets Fund, Inc. (the "Fund"). The registration statement has one series and five classes. We have the following comments.

Prospectus for Class A and Class C

Summary Section

Investment Objective, page 3

        1. Please clarify in "Principal Investment Strategies" what you mean by "real return". Is this the same as "real rate of return", *i.e.*, return adjusted for inflation?

Fund Fees and Expenses, page 3

        2. Why is there no line in the fee table for "Acquired Fund Fees and Expenses"? In addition, how are the fees and expenses of the Fund's wholly-owned Cayman Islands subsidiary (the "Subsidiary") accounted for?

        3. Footnote 2 sets forth a fee waiver but excludes "certain expenses incurred in connection with the Fund's investments in other investment companies." In a letter to the staff, please confirm that this exclusion does not include the Subsidiary expenses. Also, please note the footnote should include all exclusions. In addition, in a letter to the staff, please confirm that the adviser may not recoup amounts waived.

        4. Page 5 states, "[T]he Fund, either directly or through the Subsidiary, may gain commodities exposure through investment in … pooled investment vehicles that invest primarily in commodities or commodity-related instruments." Assuming such entities are not disclosed in the Acquired Fund Fees and Expenses line to the fee table, the expenses of such entities (the

range and the estimated cost in basis points for the Fund) should be disclosed in a footnote to the fee table. In addition, in a letter to the staff, please confirm that the Fund's assets will be less than 50% of the total assets of such entity, and the Fund will not "control" such entity. We may have additional comments depending on your responses.

Principal Investment Strategies, pages 4 -7

5. Please delete or explain to the staff how "fixed income securities and foreign currency" can be characterized as "real assets" for purposes of the 80% test.

6. The prospectus states that the "Fund may invest in fixed income securities with a broad range of maturities." Please further clarify such range.

7. Please define what constitutes a "significant" portion of "exposure to commodities … through investment" in the Subsidiary. Also, please disclose the leveraging effect of the Fund's commodity investments in the strategy section.

8. With respect to the Fund's investment in the Subsidiary:

> (a) Please discuss in your written response to staff comments whether the Subsidiary will enter into an investment advisory agreement pursuant to the requirements of Sections 15(a) of the Investment Company Act of 1940 (the "1940 Act").

> (b) Please confirm in your response that the Subsidiary will comply with Sections 10 and 16 of the 1940 Act relating to the composition of its board of directors.

> (c) Please confirm that the Subsidiary's board of directors will be signatories to the Fund's registration statement and any subsequent pre-effective and post-effective amendments.

> (d) Please confirm that the Subsidiary's financial statements will be audited and filed with a regulatory body such as the Securities and Exchange Commission.

> (e) Please confirm that the Subsidiary will meet all the requirements of the 1940 Act to the same extent as the Fund. In particular, please confirm that the Subsidiary will comply with Section 8 of the 1940 Act relating to investment policies, Section 17 relating to affiliated transactions and custody, and Section 18 relating to capital structure and leverage, and with the 1940 Act requirements concerning pricing and accounting.

> (f) Please confirm the Subsidiary will have the same custodian and the same independent accountant as the Fund.

> (g) Please discuss in your response whether the adviser will be able to increase the advisory fee payable by the Subsidiary without shareholder approval.

(h) Will the Subsidiary's expenses be included in the fee table?

(i) Please provide an analysis of whether the investment in the Subsidiary is considered a liquid investment.

(j) Please discuss whether the transactions between the Subsidiary and the Fund implicate Section 17(d) of the 1940 Act.

(k) Have the Subsidiary and its board of directors agreed to service of process within the United States?

Principal Risks, page 7-10

9. Since the Fund may use derivative instruments, please review your disclosure in light of the observations from this Division: *Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies* (July 30, 2010) available at the Commission's website, www.sec.gov.

10. *Tax Status Risk,* page 10 -- On page 41, the Fund states that it intends to be treated as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986m as amended. Given that the Internal Revenue Service has recently suspended the practice of providing assurances of favorable tax treatment to investment companies seeking indirect exposure to commodities (*i.e.*, issuing private letter rulings), what is the Fund's basis for believing that its investment in the Subsidiary would constitute "qualifying income" under Subchapter M?   Does the fund intend to rely upon opinion of counsel? If yes, provide the staff with a copy of the opinion.

- Please revise the disclosures on pages 15 and 41 to reflect current developments related to the Fund's intent to apply for a private letter ruling.

- Further, please revise the risk disclosure under "Tax Status Risk" on pages 10 and 24-25 to explain fully the current developments related to the treatment of the Subsidiary and the implication for the Fund if income from the Subsidiary is not deemed to be "qualifying income."

11. In February 2011, the Commodity Futures Trading Commission proposed changes to Rule 4.5 -- the rule that excludes certain regulated persons, including investment companies registered under the 1940 Act, from the definition of the term "commodity pool operator". *See* "Commodity Pool Operators and Commodity Trading Advisors: Amendments to Compliance Obligations," 76 Fed. Reg. 7976 (Feb. 11, 2011). Please provide risk disclosure regarding the implications of this potential rule change for the Fund.

Fund Performance, page 10

12. Delete the third sentence in this section that discusses the actual performance benchmarks the Fund intends to use. Please explain in your response to the staff why these benchmarks (3-Month T-Bills + 250 basis points and the blended benchmark) are appropriate benchmarks for the Fund.

Who Should Invest? Page 12

13. Please confirm to the staff that this section is *not* part of the Summary Prospectus.

14. Delete "attractive" before total return.

15. The last paragraph states that "The Fund is designed for long-term investors" who should have "an investment horizon of at least two months". This implies that investors may be "long-term investors" even when staying in the Fund for as little as two months. This contradicts the common understanding of what constitutes "long-term" investing. Further, while this section references suitability, nothing in this section conveys the risks of the fund (*i.e.*, who should *not* invest in this Fund). Please revise the disclosure accordingly.

Principal Investment Strategies, page 12

16. Consistent with Comment 5, fixed income securities and foreign currency are not within the general understanding of what constitutes "real assets" or "tangible assets".

17. Page 13 states, "The _____ Strategy seeks to construct a long-only, *unleveraged*, diversified portfolio of primarily exchange-traded, U.S. dollar-denominated futures and forward contracts in tangible commodities traded on U.S. and non-U.S. exchanges, and swap agreements linked to the value of such commodities." (Emphasis added.) Please confirm to the staff that such strategy is unleveraged. We note that the prospectus discusses that the Fund's investment in commodity-related derivative instruments may subject the Fund to greater volatility than investments in traditional securities, particularly if the instruments involve leverage.

Additional Information about the Fund's Investments, page 15

18. *The Subsidiary* -- See Comments 8 and 10.

Composite Performance of Advisor and Subadvisors, page 41

19. Please revise the disclosure so that each strategy clearly indentifies the exact strategy applicable to each composite. For example, the description for "**[SUBADVISOR 1] – COMMODITIES _____ ® STRATEGY**" states:

"[Subadvisor 1] was formed in 1994 to continue the management of one proprietary account, a family trust, which had been managed since 1987. [Subadvisor 1] began managing other client accounts in September 2004 and continues to manage client accounts, including client accounts managed pursuant to several strategies unrelated to the commodities strategy of the Fund. The performance and returns table set forth below reflect actual performance of [Subadvisor 1]'s client accounts managed pursuant to _____ ®."

In addition, please confirm to the staff that a portion of an account is not being presented. For example, are you presenting just the commodity portion of the family account?

20. The prospectus states, "Gross and net returns presented below *exclude brokerage commissions and do not reflect the impact of any direct expenses associated with a commingled fund structure or a managed account.* Net performance reflects the deduction of a 0.75% management fee per account. *If a higher management fee applied*, returns would be lower than those shown." (Emphasis added.) Prior performance should be shown net of all actual fees and expenses including sales loads. Please revise or explain to the staff *in detail* why such exclusion is appropriate. In addition, it is unclear from the above disclosure whether monies were invested directly or indirectly in commingled fund structures and managed accounts. If indirectly, will the Fund utilize similar investments in commingled fund structures or managed accounts? If not, why is such strategy deemed "substantially similar?"

21. The Global Dynamic Resources composite "reflects the use of certain commodity-related instruments that the Subadvisor will not use for the Fund." Please delete such composite performance or provide the legal basis, including any no-action letters, for including such performance.

22. Disclosure for the Global Dynamic Resources composite states, "Gross performance reflects investment management and custody fees, but does not reflect trading expenses. Net performance was calculated by deducting a flat fee of 0.75% per account from the gross returns." Prior performance should be shown net of all actual fees and expenses including sales loads.

23. Rather than performance for an account that is substantially similar to the Fund, the composite performance includes performance by the adviser of an asset class (global real estate) that the Fund may invest in. Please delete such performance or provide the legal basis, including any no-action letters, for including such information.

24. Where differences are disclosed or there is other information indicating that the registrant's investment objectives, policies, etc. differ from the accounts, immediately thereafter also disclose that the differences do not alter the conclusion that the fund and the accounts are substantially similar.

Prospectus for Classes I, R, and Z

25. Same comments apply here as in the Prospectus for Classes A and C.

Statement of Additional Information ("SAI")

Investment Strategies and Policies, pages 3 to 25

26. Some investments described here are not mentioned in the Fund's two prospectuses. To the extent that the Fund intends to invest in such investments so that they might materially affect the performance of the Fund or the decision of an investor to purchase its shares, such investments, and their accompanying risks, should be discussed in the prospectuses.

Borrowing, page 25

27. Please disclose in the SAI the "extent" borrowing is "permitted by the 1940 Act."

Concentration, page 26

28. Please disclose the Fund's fundamental policy regarding concentration.

Pledging, Mortgaging or Hypothecation of Assets, page 28

29. Why is the Fund excepted from the policy regarding pledging, mortgaging or hypothecating its assets that applies to other Cohen & Steers funds covered by this Statement of Additional Information?

General

30. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

31. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement, other than for the Managed Dividend Policy.

32. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

33. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information

investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * * *

Please contact the undersigned at (202) 551-6961 should you have any questions regarding this letter.

Sincerely,

John Grzeskiewicz
Senior Counsel